Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Earnings:
Pre-tax earnings	$192,037	$194,007	$396,332	$377,978
Fixed charges	33,702	33,651	67,484	65,529

Earnings before fixed charges	$225,739	$227,658	$463,816	$443,507

Fixed charges:
Interest expense*	16,423	17,395	33,563	33,223
Amortization of bond issue costs	118	243	235	405
Interest credited for deposit products	16,717	15,334	32,799	30,754
Estimated interest factor of rental expense	444	679	887	1,147

Total fixed charges	$33,702	$33,651	$67,484	$65,529

Ratio of earnings to fixed charges	6.7	6.8	6.9	6.8

Rental expense	$1,344	$2,058	$2,688	$3,475
Estimated interest factor of rental expense (33%)	$444	$679	$887	$1,147

*	There was no interest capitalized in any period indicated.